Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

THREE MONTH PERIOD ENDED

MARCH 31, 2022

Versus Systems Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in US Dollars)

(Unaudited - prepared by management)

	March 31, 2022	December 31, 2021
	($)	($)
ASSETS
Current assets
Cash	5,358,646	1,678,156
Receivables, net of allowance (Note 5)	71,027	123,617
Deferred financing costs (Note 3)	-	174,813
Prepaids and other assets	541,636	377,926
Total current assets	5,971,309	2,354,512

Restricted deposit (Note 6)	9,220	9,068
Deposits	100,000	100,000
Property and equipment, net (Note 7)	290,925	326,945
Goodwill	6,580,660	6,580,660
Intangible assets (Note 10)	9,312,080	9,172,507
Total Assets	22,264,194	18,543,692

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 11 and 14)	762,984	832,399
Deferred revenue	133,969	193,504
Notes payable - Related Party (Note 12)	2,145,421	2,107,668
Lease liability (Note 19)	246,383	239,323
Total current liabilities	3,288,757	3,372,894

Non-current liabilities
Lease liability (Note 19)	64,921	128,560
Warrant liability (Note 13)	133,058	361,055
Notes payable - Related Party (Note 12)	645,566	678,515
Total liabilities	4,132,302	4,541,024

Equity (Deficit)
Share capital (Note 13)
Common shares	117,389,249	110,226,715
Commitment to issue shares (Note 13)	2,703,326	2,703,326
Class “A” shares	28,247	28,247
Reserves (Note 13)	11,169,697	10,661,294
Deficit	(108,139,866)	(100,995,334)
	23,150,653	22,624,249
Non-controlling interest (Note 8)	(5,018,761)	(8,621,581)
	18,131,892	14,002,668
Total Liabilities and Equity	22,264,194	18,543,692
Nature of operations (Note 1)
Commitments (Note 19)
Subsequent events (Note 20)

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 16, 2022. They are signed on behalf of the Board of Directors by:

“Matthew Pierce”	“Brian Tingle”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Versus Systems Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US Dollars)

(Unaudited - prepared by management)

	Three Months Ended	Three Months Ended
	March 31, 2022	March 31, 2021
	($)	($)
REVENUES
Revenues	323,756	335

EXPENSES
Amortization (Note 7)	74,494	66,753
Amortization of intangible assets (Note 10)	637,690	331,715
Consulting fees (Note 3)	148,407	86,119
Foreign exchange (gain) loss	108,833	(140,890)
Office and miscellaneous expenses	189,630	201,336
Interest expense	36,568	76,177
Professional fees (Note 14)	435,004	536,737
Salaries and wages (Note 14)	1,457,912	963,976
Sales and marketing	48,849	205,242
Software delivery costs	237,023	58,728
Share-based compensation (Note 13)	508,403	202,220
Total operating loss	(3,559,057)	(2,587,778)

Finance expense (Note 12)	(24,358)	(85,161)
Change in fair value of warrant liability (Note 13)	227,997	(8,593,177)
Loss on note conversion	-	(115,782)
Net loss	(3,355,418)	(11,381,898)

Other comprehensive loss:
Foreign currency transaction loss	-	(355,627)
Loss and comprehensive loss	(3,355,418)	(11,737,525)

Total other comprehensive loss attributable to:
Shareholders	-	(93,521)
Non-controlling interest	-	(262,106)
	-	(355,627)
Total comprehensive loss attributable to:
Shareholders	(2,581,900)	(11,181,033)
Non-controlling interest	(773,517)	(200,865)
	(3,355,418)	(11,381,898)
Basic and diluted loss per common share attributable to Versus Systems Inc.	(0.14)	(1.04)

Weighted average common shares outstanding	19,081,403	10,733,586

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Versus Systems Inc.

Condensed Interim Consolidated Statements of Changes in Equity (Deficit)

(Expressed in US Dollars)

(Unaudited - prepared by management)

	Number of Common Shares	Number of Class “A” Shares	Common Shares	Commitment to issue shares	Class “A” Shares	Reserves	Currency Translation adjustment	Deficit	Equity	Non-controlling Interest	Total Equity (Deficit)
			($)	($)	($)	($)	($)	($)	($)	($)	($)

Balance at December 31, 2020	10,733,586	5,057	82,046,673	-	28,247	8,663,301	(86,609)	(86,596,262)	4,055,351	(5,193,701)	(1,138,350)
Shares issued in public offering	1,472,000	-	11,040,000	-	-	-	-	-	11,040,000	-	11,040,000
Share issuance costs	-	-	(1,558,277)	-	-	-	-	-	(1,558,277)	-	(1,558,277)
Exercise of warrants	96,280	-	379,814	-	-	(22,905)	-	-	356,909	-	356,909
Shares issued in exchange for debt	215,341	-	1,615,058	-	-	-	-	-	1,615,058	-	1,615,058
Stock-based compensation	-	-	-	-	-	66,616	-	-	66,616		66,616
Cumulative translation adjustment	-	-	-	-	-	-	(93,521)	-	(93,521)	(262,106)	(355,627)
Net loss	-	-	-	-	-	-	-	(9,573,290)	(9,573,290)	(995,875)	(10,569,165)
Change in accounting policy - presentation currency	-	-	-	-	-	-	180,130	-	180,130	283,046	463,176
Balance at February 1, 2021	12,517,207	5,057	93,523,268	-	28,247	8,707,012	-	(96,169,552)	6,088,976	(6,168,636)	(79,660)
Exercise of warrants	549,681	-	2,254,616	-	-	(27,903)	-	-	2,226,713	-	2,226,713
Exercise of stock options	22,674	-	77,549	-	-	(22,676)	-	-	54,873	-	54,873
Stock-based compensation	-	-	-	-	-	135,604	-	-	135,604	-	135,604
Loss and comprehensive loss	-	-	-	-	-	-	-	(1,607,743)	(1,607,743)	795,010	(812,733)
Balance at March 31, 2021	13,089,562	5,057	95,855,433	-	28,247	8,792,037	-	(97,777,295)	6,898,423	(5,373,626)	1,524,797
Shares issued with acquisition	1,550,649	-	10,532,735	-	-	-	-	-	10,532,735	-	10,532,735
Commitment to issue shares	-	-	-	2,703,326	-	-	-	-	2,703,326	-	2,703,326
Shares issued for services	29,307	-	206,614	-	-	-	-	-	206,614	-	206,614
Contribution benefit	-	-	-	-	-	-	-	-	-	-	-
Exercise of warrants	789,372	-	3,301,112	-	-	(81,057)	-	-	3,220,055	-	3,220,055
Exercise of stock options	95,365	-	330,821	-	-	6,606	-	-	337,427	-	337,427
Stock-based compensation	-	-	-	-	-	1,943,708	-	-	1,943,708	-	1,943,708
Loss and comprehensive loss	-	-	-	-	-	-	-	(3,218,039)	(3,218,039)	(3,247,955)	(6,465,994)
Balance at December 31, 2021	15,554,255	5,057	110,226,715	2,703,326	28,247	10,661,294	-	(100,995,334)	22,624,249	(8,621,581)	14,002,668
Shares issued with public offering	4,965,625	-	7,876,960	-	-	-	-	-	7,876,960	-	7,876,960
Share issuance costs	-	-	(900,720)	-	-	-	-	-	(900,720)	-	(900,720)
Holdco shares exchanged for common shares	171,608	-	186,294	-	-	-	-	(4,562,631)	(4,376,337)	4,376,337	-
Stock-based compensation	-	-	-	-	-	508,403	-	-	508,403	-	508,403
Loss and comprehensive loss	-	-	-	-	-	-	-	(2,581,900)	(2,581,900)	(773,517)	(3,355,418)
Balance at March 31, 2022	20,691,488	5,057	117,389,249	2,703,326	28,247	11,169,697	-	(108,139,866)	23,150,653	(5,018,761)	18,131,892

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Versus Systems Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in US Dollars)

(Unaudited - prepared by management)

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021
	($)	($)
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Loss for the year	(3,355,418)	(11,381,898)
Items not affecting cash:
Amortization (Note 7)	74,494	69,501
Amortization of intangible assets (Note 10)	637,690	331,715
Finance expense	24,358	-
Accrued interest	6,982	96,961
Effect of foreign exchange	25,066	(791,532)
Change in fair value of warrant liability	(227,997)	8,593,177
Share-based compensation	508,403	202,220

Changes in non-cash working capital items:
Receivables	52,590	380,174
Prepaids and deposits	(163,710)	(376,353)
Deferred revenue	(59,535)	-
Accounts payable and accrued liabilities	(69,414)	(245,525)
Cash used in operating activities	(2,546,492)	(3,121,559)

FINANCING ACTIVITIES
Repayment of notes payable	(65,396)	(287,616)
Proceeds from warrant exercises	-	2,606,527
Proceeds from share issuances	7,876,960	11,040,000
Proceeds from option exercises	-	54,873
Payments for lease liabilities	(63,562)	(77,689)
Payments of share issuance costs	(725,907)	(1,126,163)
Cash provided by financing activities	7,022,095	12,209,933

INVESTING ACTIVITIES
Purchase of equipment	(17,850)	-
Development of intangible assets	(777,263)	(295,298)
Cash used in investing activities	(795,113)	(295,298)

Change in cash during the period	3,680,490	8,793,076
Cash - Beginning of period	1,678,156	2,283,262
Cash - End of period	5,358,646	11,076,338

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

1.	NATURE OF OPERATIONS

Versus Systems Inc. (the “Company”) was continued under the Business Corporations Act (British Columbia) effective January 2, 2007. The Company’s head office and registered and records office is 1558 West Hastings Street, Vancouver, BC, V6C 3J4, Canada. The Company is traded on the NASDAQ under the symbol “VS”. The Company’s Unit A warrants are traded on NASDAQ under “VSSYW”.

The Company is engaged in the technology sector and has developed a proprietary prizing and promotions tool allowing game developers and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. The ability to win prizes drives increased levels of consumer engagement creating an attractive platform for advertisers.

In June 2021, the Company completed its acquisition of multimedia, production, and interactive gaming company Xcite Interactive, a provider of online audience engagement through its owned and operated XEO technology platform. The company partners with multiple professional sports franchises across Major League Baseball (MLB), National Hockey League (NHL), National Basketball Association (NBA) and the National Football League (NFL) as well as the Olympics, World Cup, and other global sporting events to drive in-stadium audience engagement as well as a software licensing business to drive audience engagement.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As of March 31, 2022, the Company has not achieved positive cash flow from operations and is not able to finance day to day activities through operations and as such, there is substantial doubt as to the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These condensed interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

COVID-19 Pandemic

In March 2020 the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn.

Although it is not possible to reliably estimate the length or severity of these developments and their financial impact to the date of approval of these condensed interim consolidated financial statements, these conditions could have a significant adverse impact on the Company’s financial position and results of operations for future periods.

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and the interpretations of the IFRS Interpretations committee. They do not include all disclosures required by International Financial Reporting Standards ("IFRS") for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021, prepared in accordance with IFRS as issued by the IASB.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

2.	BASIS OF PRESENTATION (continued)

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 16, 2022.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Functional and presentation currency

These condensed interim consolidated financial statements are presented in United States dollars, unless otherwise noted, which is the functional currency of the Company and its subsidiaries.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of Versus Systems Inc. and its subsidiaries, from the date control was acquired. Control exists when the Company possesses power over an investee, has exposure to variable returns from the investee and has the ability to use its power over the investee to affect its returns. All inter-company balances and transactions, and any unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation. For partially owned subsidiaries, the interest attributable to non-controlling shareholders is reflected in non-controlling interest. Adjustments to non-controlling interest are accounted for as transactions with owners and adjustments that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity

Versus Systems (Holdco) Inc.	United States of America	81.9%	Holding Company
Versus Systems UK, Ltd.	United Kingdom	81.9%	Sales Company
Versus LLC	United States of America	81.9%	Technology Company
Xcite Interactive, Inc.	United States of America	100.0%	Technology Company

Significant Accounting Judgments, Estimates and Assumptions

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements. Estimates and assumptions are continually evaluated and are based on historical experience and management’s assessment of current events and other facts and circumstances that are considered to be relevant. Actual results could differ from these estimates.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

2. BASIS OF PRESENTATION (continued)

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)	Deferred income taxes

Deferred tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

ii)	Economic recoverability and probability of future economic benefits of intangible assets

Management has determined that intangible asset costs which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including anticipated cash flows and estimated economic life.

iii)	Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Input assumptions changes can materially affect the fair value estimate and the Company’s earnings and equity reserves.

iv)	Depreciation and Amortization

The Company’s intangible assets and equipment are depreciated and amortized on a straight-line basis, taking into account the estimated useful lives of the assets and residual values. Changes to these estimates may affect the carrying value of these assets, net loss, and comprehensive income (loss) in future periods.

v)	Determination of functional currency

The functional currency of the Company and its subsidiaries is the currency of the primary economic environment in which each entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment. The functional currency may change if there is a change in events and conditions which determines the primary economic environment.

vi)	Revenue Recognition

The Company’s contracts with customers may include promises to transfer multiple products and services. For these contracts, the Company accounts for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price, for each distinct performance obligation.

vii)	Business combinations

Judgement was used in determining whether the acquisition of Xcite Interactive, Inc. was a business combination or an asset acquisition. Estimates were made as to the fair value of assets and liabilities acquired. In certain circumstances, such as the valuation of equipment, intangible assets and goodwill acquired, the Company may rely on independent third-party valuators. The Company measured all the assets acquired and liabilities assumed at their acquisition-date fair values. The excess of the consideration paid over the acquisition-date fair values of the net assets acquired, was recognized as goodwill as of the acquisition date in business combination.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

Basic and diluted loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting periods. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. Potentially dilutive options and warrants excluded from diluted loss per share totalled $9,387,953 (2021 – $6,427,899).

Property and Equipment

Property and equipment is recorded at cost less accumulated amortization and any impairments. Amortization is calculated based on the estimated residual value and estimated economic life of the specific assets using the straight-line method over the period indicated below:

Asset	Rate
Computers	Straight line, 3 years
Right of use assets	Shorter of useful life or lease term

Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Financial Instrument

The following table shows the classification of financial instruments:

Financial assets/liabilities	Classification IFRS 9
Cash	FVTPL
Receivables	Amortized cost
Restricted deposit	Amortized cost
Deposit	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Notes payable	Amortized cost

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Intangible assets excluding goodwill

Derecognition of financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

As at March 31, 2022, the Company does not have any derivative financial assets and liabilities.

Intangible assets acquired separately are carried at cost at the time of initial recognition. Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Expenditure on research activities is recognized as an expense in the period in which it is incurred.

Intangibles with a finite useful life are amortized and those with an indefinite useful life are not amortized. The useful life is the best estimate of the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. The useful life is based on the duration of the expected use of the asset by the Company and the legal, regulatory or contractual provisions that constrain the useful life and future cash flows of the asset, including regulatory acceptance and approval, obsolescence, demand, competition and other economic factors. If an income approach is used to measure the fair value of an intangible asset, the Company considers the period of expected cash flows used to measure the fair value of the intangible asset, adjusted as appropriate for Company-specific factors discussed above, to determine the useful life for amortization purposes. If no regulatory, contractual, competitive, economic or other factors limit the useful life of the intangible to the Company, the useful life is considered indefinite.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangibles with a finite useful life are amortized on the straight-line method unless the pattern in which the economic benefits of the intangible asset are consumed or used up are reliably determinable. The Company evaluates the remaining useful life of intangible assets each reporting period to determine whether any revision to the remaining useful life is required. If the remaining useful life is changed, the remaining carrying amount of the intangible asset will be amortized prospectively over the revised remaining useful life. The Company’s intangible asset is amortized on a straight-line basis over 3 years. In the year development costs are incurred, amortization is based on a half year.

Goodwill

The Company allocates goodwill arising from business combinations to each cash generating unit (“CGU”) or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

Deferred Financing Costs

Deferred financing costs consist primarily of direct incremental costs related to the Company’s public offering of its common stock completed in January 2021 and a subsequent public offering completed in February 2022. Upon completion of the Company’s public offering and financing any deferred costs were offset against the proceeds. The Company incurred $174,813 during the year ended December 31, 2021 and $0 during the period ended March 31, 2022.

Impairment of intangible assets excluding goodwill

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

(a)	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

(b)	the intention to complete the intangible asset and use or sell it;

(c)	the ability to use or sell the intangible asset;

(d)	how the intangible asset will generate probable future economic benefits;

(e)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

(f)	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the costs incurred from the date when the intangible assets first meet the recognition criteria listed above. If no future economic benefit is expected before the end of the life of assets, the residual book value is expensed. Subsequent to initial recognition, internally-generated intangible assets are reported at cost. Where no internally-generated intangible asset can be recognized, development costs are recognized as an expense in the period in which it is incurred.

At the end of each reporting period, the Company reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered impairment losses. If any such indication exists, the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs is estimated in order to determine the extent of the impairment losses (if any).

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Where a reasonable and consistent basis of allocation can be identified, corporate assets (assets other than goodwill that contribute to the future cash flows of both the CGU under review and other CGUs) are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

Where impairment losses subsequently reverse, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment losses been recognized for the asset (or CGU) in prior years. A reversal of impairment losses is recognized immediately in profit or loss.

Income taxes

Tax expense recognized in profit or loss comprises the sum of current tax and deferred tax not recognized in other comprehensive income or directly in equity.

Current Income Tax

Current income tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the condensed interim consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax

Deferred income taxes are calculated based on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Right-of-use assets are measured at cost comprising the following:

-	the amount of the initial measurement of lease liability;

-	any lease payments made at or before the commencement date less any lease incentives received;

-	any initial direct costs; and

-	restoration costs.

The Company assesses whether a contract is or contains a lease, at inception of a contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

Lease Liability

The lease liability is subsequently measured by increasing its carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect lease payments made. The right-of-use asset is depreciated over the shorter of the lease term and the useful life of the underlying asset. The Company applies IAS 36, Impairment of Assets, to determine whether the asset is impaired and account for any identified impairment loss.

As a practical expedient, IFRS 16 permits a lease not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has not used this practical expedient, and accordingly allocates the consideration in the contract to lease and non-lease components based on the stand-alone price of the lease component and aggregate stand-alone price of the non-lease components.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are presented as such in the statements of income and comprehensive income.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Government grant

Government grants are recognized when there is reasonable assurance that the Company will comply with any conditions attached to the grant and the grant will be received. Government grant is recognized in profit or loss to offset the corresponding expenses on a systematic basis over the periods in which the Company recognizes expenses for the related costs for which the grants are intended to compensate, which in the case of grants related to assets requires setting up the grant as deferred income or deducting it from the carrying amount of the asset.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-controlling interest

Non-controlling interest in the Company’s less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity’s contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest’s share of changes to the subsidiary’s equity.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest is adjusted to reflect the change in the non-controlling interest’s relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to owners of the Company.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in private placements is determined to be the more easily measurable component and are valued at their fair value. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in the warrant reserve.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain funds necessary to continue operations. These equity financing transactions may involve issuance of common shares or units. Each unit comprises a certain number of shares and a certain number of warrants. Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the transaction. Warrants that are part of units are assigned a value based on the residual value, if any, and included in reserves.

As of February 1, 2021, the warrants were considered a derivative liability since the obligation to issue shares was not fixed in the Company’s functional currency. The derivative warrant liability was measured as fair value at issue with subsequent changes recognized in the statement of loss and comprehensive loss. A $9,743,659 warrant derivative loss was recorded in the statement of loss and comprehensive loss beginning February 1, 2021 when the Company changed its functional currency.

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments and derivative financial assets (e.g. investments in warrants). Option pricing models require the input of subjective assumptions including expected price volatility, interest rates, and forfeiture rates. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Share-based Compensation

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value of stock options is measured on the date of grant, using the Black-Scholes Option Pricing Model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to capital stock.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

Otherwise, share-based payments are measured at the fair value of goods or services received.

Revenue Recognition

In general, the Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Company, where there is evidence of an arrangement, when the selling price is fixed or determinable, and when specific criteria have been met or there are no significant remaining performance obligations for each of the Company’s activities as described below. Foreseeable losses, if any, are recognized in the year or period in which the loss is determined.

The Company earns revenue in three primary ways: 1) the sales of software-as-a-service (SAAS) from its interactive production software platform, 2) development and maintenance of custom-built software or other professional services, or 3) the sale of advertising.

The Company recognizes SAAS revenues from its interactive production sales over the life of the contract as its performance obligations are satisfied. Payment terms vary by contract and can be periodic or one-time payments.

The Company recognizes revenues received from the development and maintenance of custom-built software and other professional services provided upon the satisfaction of its performance obligation in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Performance obligations can be satisfied either at a single point in time or over time.  For those performance obligations that are satisfied at a single point in time, the revenue is recognized at that time. For each performance obligation satisfied over time, the Company recognizes revenue by measuring the progress toward complete satisfaction of that performance obligation.

For revenues received from the sales of advertising, the Company is deemed the agent in its revenue agreements. The Company does not own or obtain control of the digital advertising inventory. The Company recognizes revenues upon the achievement of agreed-upon performance criteria for the advertising inventory, such as a number of views, or clicks. As the Company is acting as an agent in the transaction, the Company recognizes revenue from sales of advertising on a net basis, which excludes amounts payable to partners under the Company’s revenue sharing agreements.

The Company’s contracts with customers may include promises to transfer multiple products and services. For these contracts, the Company accounts for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price, for each distinct performance obligation.

As the Company’s performance obligations are satisfied within 12 months, the Company has elected the practical expedients under IFRS 15, which allows the Company not to record any significant financing component as a result of financing any of its arrangements and not to capitalize cost incurred to obtain a contract.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred Revenue

Revenue recognition of sales is recorded on a monthly basis upon delivery or as the services are provided. Cash received in advance for services are recorded as deferred revenue based on the proportion of time remaining under the service arrangement as of the reporting date.

Foreign Exchange

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries is the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the United States dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company and its subsidiaries that are denominated in foreign currencies are translated at the rate of exchange at the date of the statement of financial position while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of profit or loss.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) and represents the change in shareholders’ equity (deficiency) which results from transactions and events from sources other than the Company’s shareholders. Net loss is the same as comprehensive loss for the period ended March 31, 2022. Comprehensive loss differs from net loss for the period ended December 31, 2021, due to the change in functional currency noted below.

4.	CHANGE IN FUNCTIONAL AND PRESENTATION CURRENCY

The Company changed its functional currency from the Canadian dollar (“CAD”) to the United States dollar (“USD”) as of February 1, 2021. The change in functional currency coincided with the January 2021 initial public offering and listing on the Nasdaq. Considering Versus’ business activities, comprised primarily of United States dollar revenue and expenditures as well as United States dollar denominated financings, management determined that the functional currency of the Company is the United States dollar. All assets, liabilities, share capital, and other components of shareholders’ equity (deficit) were translated into United States dollars at the exchange rate at the date of change. These changes have been accounted for prospectively. Concurrent with the change in functional currency, on February 1, 2021, the Company changed its presentation currency from the Canadian dollar to the United States dollar. This change in presentation currency is to better reflect the Company’s business activities, comprised primarily of United States dollar transactions. The condensed interim consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. The consolidated statements of loss and comprehensive loss have been translated into the presentation currency using the average exchange rates prevailing during each quarterly reporting period. All assets and liabilities previously reported in Canadian dollars have been translated into United States dollars as at February 1, 2021 using the period-end noon exchange rates of 0.782 CAD/USD. As a practical measure, the comparative shareholders’ equity (deficit) balances were translated at the February 1, 2021 exchange rate of 1.2824 CAD/USD. All resulting exchange differences have been recognized in the foreign currency translation reserve. The effect of applying different exchange rates for the change in functional currency and presentation currency have been included as a reconciling item within the statement of changes in shareholders’ equity (deficit) as at February 1, 2021.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

5.	RECEIVABLES

As of March 31, 2022 accounts receivable consists of customer receivables, net a $2,000 allowance for doubtful accounts ($64,786) and GST receivable ($6,241). As of December 31, 2021, accounts receivable consists of customer receivables, net a $11,500 allowance for doubtful accounts ($90,808) and GST receivable ($32,809).

6.	RESTRICTED DEPOSIT

As at March 31, 2022, restricted deposits consisted of $9,220 (2021 - $9,068) held in a guaranteed investment certificate as collateral for a corporate credit card.

7.	PROPERTY AND EQUIPMENT

	Computers	Right of Use Asset	Total
	($)	($)	($)
Cost
At December 31, 2020	88,329	936,958	1,025,287
Additions	108,974	-	108,974
Foreign currency adjustment	(15,913)	(23,553)	(39,466)
At December 31, 2021	181,390	913,405	1,094,795
Additions	17,850	-	17,850
Foreign currency adjustment	-	555	555
At March 31, 2022	199,240	913,960	1,113,200

Accumulated amortization
At December 31, 2020	82,286	449,191	531,477
Amortization for the year	30,793	205,580	236,373
At December 31, 2021	113,079	654,771	767,850
Amortization for the period	12,247	42,178	54,425
At March 31, 2022	125,326	696,949	822,275

Carrying amounts
At December 31, 2021	68,311	258,634	326,945
At March 31, 2022	73,914	217,011	290,925

8.	NON-CONTROLLING INTEREST IN VERSUS LLC

As of December 31, 2018, the Company held a 41.3% ownership interest in Versus LLC, a privately held limited liability company organized under the laws of the state of Nevada. The Company consolidates Versus LLC as a result of having full control over the voting shares. Versus LLC is a technology company that is developing a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players.

On May 21, 2019, the Company acquired an additional 25.2% interest in Versus LLC in exchange for 574,009 common shares of the Company and 287,005 share purchase warrants that are exercisable at C$3.20 per share until June 30, 2019. The common shares and the share purchase warrants were determined to have a fair value of $1,403,675 and $116,595, respectively. As a result, the Company increased its ownership interest to 66.5% and recorded the excess purchase price over net identifiable liabilities of $$3,575,884 against reserves. The effect on non- controlling interest was a reduction of $2,053,199.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

8.	NON-CONTROLLING INTEREST IN VERSUS LLC (continued)

On June 21, 2019, the Company acquired an additional 0.3% interest in Versus LLC in exchange for 2,825 common shares of the Company and 1,412 share purchase warrants that are exercisable at C$3.20 per share until June 30, 2019. The common shares and the share purchase warrants were determined to have a fair value of $6,906 and $2,527, respectively. As a result, the Company increased its ownership interest to 66.8% and recorded the excess purchase price over net identifiable assets of $26,448 against reserves. The effect on non-controlling interest was a reduction of $19,433.

On March 1, 2022, the Company acquired an additional 15.1% interest in Versus LLC in exchange for 171,608 common shares of the Company. The common shares were determined to have a fair value of $186,294. As a result, the Company increased its ownership interest to 81.9% and recorded the excess purchase price over net identifiable assets of $4,562,631 against reserves. The effect on non-controlling interest was a reduction of $4,376,337.

The following table presents summarized financial information before intragroup eliminations for the non-wholly owned subsidiary as of March 31, 2022 and March 31, 2021:

	2022	2021
Non-controlling interest percentage	18.1%	33.2%
	($)	($)
Assets
Current	5,250,900	8,682,359
Non-current	2,571,602	2,256,640
	7,822,502	10,938,998

Liabilities
Current	665,142	769,080
Non-current	36,933,902	31,337,099
	37,599,044	32,106,179
Net liabilities	(29,776,542)	(21,167,181)
Non-controlling interest	(5,018,761)	(5,372,599)
Net loss	(3,355,418)	(11,381,898)
Net loss attributed to non-controlling interest	(773,517)	(200,865)

9.	ACQUISITION OF XCITE INTERACTIVE, INC.

A) Summary of the Acquisition

On June 3, 2021, the Company closed its acquisition of all the issued and outstanding common shares of Xcite Interactive Inc. (“Xcite”) in exchange for common shares of the Company. Pursuant to the terms of the acquisition, the Company acquired all the issued and outstanding Xcite common shares in consideration for the issuance of 0.3510 of a common shares of the Company for each Xcite common share. The Company issued a total of 1,506,903 common shares with a fair value of $10.7 million, based on the June 3, 2021 closing share price of $6.76. The Company issued an additional 43,746 shares on July 26, 2021, related to the Payment Protection Program (PPP) loan escrow account that was included in the Xcite debt at the time of the acquisition. The Company is also committed to issue an additional 443,646 shares of common stock to Xcite 15 months after the close date if certain achievements are met. In addition, $109,360 of cash was awarded to non-accredited investors of Xcite on June 3, 2021, and additional $2,865 on July 26, 2021.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

9.	ACQUISITION OF XCITE INTERACTIVE, INC. (continued)

The acquisition was accounted for using the acquisition method pursuant to IFRS 3, “Business Combinations”. Under the acquisition method, assets and liabilities are measured at their estimated fair value on the date of acquisition with the exception of income tax, stock-based compensation, lease liabilities and ROU assets. The total consideration was allocated to the tangible and intangible assets acquired and liabilities assumed.

The preliminary purchase price allocation is based on management’s best estimate of the assets acquired and liabilities assumed. Upon finalizing the value of net assets acquired and liabilities assumed, adjustments to initial estimates, including goodwill and intangibles, may be required. The following table summarizes the details of the consideration and the recognized amounts of assets acquired and liabilities assumed at the date of the acquisition.

B) Consideration

Common shares	$12,890,029
Cash	112,225
Working capital adjustment	(163,902)
PPP shares	346,031
Total Consideration	$13,184,383

Identifiable Assets Acquired and Liabilities Assumed
Cash	$27,124
Accounts Receivable	37,719
Property, Plant and Equipment	34,496
Intangible Assets	7,140,000
Other Assets	12,408
Accounts Payable and Accrued Liabilities	(524,853)
Other Liabilities	(123,171)
Total Identifiable Assets	$6,603,723
Goodwill	$6,580,660

Goodwill recognized is attributable to the synergies expected to be achieved. Goodwill is not deductible for tax purposes.

C) Revenue and Profit Contribution

The acquired business contributed revenues of $314,017 for the period from December 31, 2021 through March 31, 2022.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

10.	INTANGIBLE ASSETS

Intangible assets are comprised of a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players. The Company continues to develop new apps, therefore additional costs were capitalized during the period ended March 31, 2022.

	Software	Customer Relationships	Tradename	Developed Technology	Total
Cost
At December 31, 2020	9,914,104	-	-	-	9,914,104
Foreign currency adj.	(47,444)	-	-	-	(47,444)
Additions	2,352,248	4,840,000	750,000	1,550,000	9,492,248
At December 31, 2021	12,218,908	4,840,000	750,000	1,550,000	19,358,908
Additions	777,263	-	-	-	777,263
At March 31, 2022	12,996,171	4,840,000	750,000	1,550,000	20,136,171
Accumulated amortization
At December 31, 2020	8,176,688	-	-	-	8,176,688
Amortization	1,304,991	403,333	-	301,389	2,009,713
At December 31, 2021	9,481,679	403,333	-	301,389	10,186,401
Amortization	335,666	172,857	-	129,167	637,690
At March 31, 2022	9,817,345	576,190	-	430,556	10,824,091
Carrying amounts
At December 31, 2020	2,256,903	-	-	-	1,737,416
At December 31, 2021	2,737,229	4,436,667	750,000	1,248,611	9,172,507
At March 31, 2022	3,178,826	4,263,810	750,000	1,119,444	9,312,080

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities are comprised of the following:

	March 31, 2022	December 31, 2021
	($)	($)
Accounts payable	496,142	386,030
Due to related parties	116,804	302,883
Accrued liabilities	150,037	143,486
	762,983	832,399

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

12.	NOTES PAYABLE - RELATED PARTY

During the three month period ended March 31, 2022, the Company repaid $65,362 of principal. As at March 31, 2022, the Company had recorded $14,535 in accrued interest which was included in accounts payable and accrued liabilities.

During the year ended December 31, 2021, the Company exchanged 215,341 shares of common stock in exchange for a principal reduction of debt in the amount of $1,483,738 and $131,320 of accrued interest. The Company recorded a loss on the conversion of $116,152. In addition, the Company repaid $462,228 of principal. As at December 31, 2021, the Company had recorded $38,301 in accrued interest which was included in accounts payable and accrued liabilities.

During the three months ended March 31, 2022, the Company recorded finance expense of $24,358 (December 31, 2021 - $225,196), related to bringing the notes to their present value.

Amount
($)
Balance at December 31, 2020	4,528,549
Proceeds	-
Repayments	(2,058,720)
Contribution benefit	-
Finance expense	225,196
Foreign exchange adjustment	91,158
Balance, December 31, 2021	2,786,183
Foreign currency adjustment	46,849
Repayments	(65,362)
Foreign exchange adjustment	(1,041)
Finance expense	24,358
Balance, March 31, 2022	2,790,987
Current	2,145,421
Non-current	645,566

13.	SHARE CAPITAL AND RESERVES

a) Authorized share capital

We are authorized to issue an unlimited number of Class A Shares. The Class A Shares do not have any special rights or restrictions attached. As of March 31, 2022 and December 31, 2021, there were 5,057 Class A Shares issued and outstanding.

b) Issued share capital

During the three-month period ended March 31, 2022, the Company:

i)	Issued, 4,375,000 units at a price of $1.60 per unit per unit for total proceeds of $7,000,000. Each unit consisted of one common share and one warrant, to purchase one common share at $1.92 per share until February 28, 2027. In connection with the offering, the Company incurred $900,720 in issuance costs as part of the transaction.

ii)	Issued, 171,608 shares, which were converted from Versus Holdco shares.

iii)	Issued, 590,625 shares at a price of $1.48 per unit for total proceeds of $874,125 as a result of the underwriter exercising the overallotment.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

During the year ended December 31, 2021, the Company:

i)	Issued 1,506,903 units at a price of $6.76 per unit in connection with the acquisition of Xcite.

ii)	issued, 1,472,000 units at a price of $7.50 per unit per unit for total proceeds of $11,040,000. Each unit consisted of one common share, one Unit A warrant and one Unit B warrant. Unit A warrants allow the purchaser to purchase one common share at $7.50 per share until January 20, 2026. Unit B warrants allow the purchaser to purchase one common share at $7.50 per share until January 20, 2026. In connection with the offering, the Company incurred $1,524,439 in issuance costs as part of the transaction.

iii)	issued, 1,553,372 common shares pursuant to exercise of 1,435,333 warrants and 118,039 stock options for total proceeds of $6,735,254.

iv)	issued, 215,341 units consisting of one share of common share and one Unit A warrant and one Unit B warrant in exchange for the forgiveness of $1,615,058 of debt and accrued interest.

v)	issued 29,307 shares of the Company’s common stock with a value of $206,614 to a third party in exchange for services (included in professional fees).

Escrow

At March 31, 2022, 313 common shares (December 31, 2021 – 313) of the Company are held in escrow due to misplaced share certificates originally issued to three individual shareholders.

c) Stock options

The Company may grant incentive stock options to its officers, directors, employees and consultants. The Company has implemented a rolling Stock Option Plan (the “Plan”) whereby the Company can issue up to 10% of the issued and outstanding common shares of the Company. Options have a maximum term of ten years and vesting is determined by the Board of Directors.

A continuity schedule of outstanding stock options is as follows:

	Number Outstanding	Weighted Average Exercise Price
		($)
Balance – December 31, 2020	1,353,831	3.70
Granted	960,224	4.87
Exercised	(118,039)	3.32
Forfeited	(254,247)	3.39
Balance –December 31, 2021	1,941,769	4.24
Granted	22,500	1.32
Exercised	-	-
Forfeited	(13,063)	5.22
Balance – March 31, 2022	1,951,206	4.20

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

During the three months ended March 31, 2022, 22,500 stock options were granted by the Company. During the three months ended March 31, 2022, the Company recorded share-based compensation of $508,403 (March 31, 2021 - $202,220) relating to options vested during the period.

During the year ended December 31, 2021, 960,224 stock options were granted by the Company. During the year ended December 31, 2021, the Company recorded share-based compensation of $2,145,928 relating to options vested during the period.

The Company used the following assumptions in calculating the fair value of stock options for the period ended:

	March 31, 2022	December 31, 2021
Risk-free interest rate	2.39%	0.04% -0.47%
Expected life of options	5.0 years	5.0 years
Expected dividend yield	Nil	Nil
Volatility	96.9%	102% - 128%

At March 31, 2022, the Company had incentive stock options outstanding as follows:

Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Weighted Average Remaining Life
			($)	(years)
May 18, 2022	5,750	5,750	5.72	0.38
September 14, 2022	74,156	74,156	4.46	0.70
June 6, 2023	14,063	10,767	5.70	1.43
September 4, 2023	12,813	9,209	2.97	1.68
April 2, 2024	106,875	106,875	2.52	2.26
June 27, 2024	6,250	6,250	2.56	2.49
September 27, 2024	300,000	187,500	4.53	2.74
October 22, 2024	12,500	12,500	4.03	2.81
July 24, 2025	242,095	242,095	2.98	3.57
July 31, 2025	166,116	152,273	2.98	3.57
August 10, 2025	12,500	9,896	2.98	3.61
November 19, 2025	15,364	4,801	4.59	2.89
June 1, 2026	56,816	42,612	7.04	4.47
June 29, 2026	329,500	133,859	5.65	4.47
August 19, 2026	573,908	206,248	4.20	3.7
March 18, 2027	22,500	-	1.32	5.00
	1,951,206	1,204,792	4.20	3.44

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

d) Share purchase warrants

A continuity schedule of outstanding share purchase warrants is as follows:

	Number Outstanding	Weighted Average Exercise Price
		($)
Balance – December 31, 2020	2,692,622	3.61
Exercised	(1,088,713)	4.21
Expired	(492,461)	4.21
Issued	3,374,682	7.50
Balance – December 31, 2021	4,486,130	6.83
Exercised	-	-
Expired	(2,015,008)	7.03
Issued	4,965,625	1.92
Balance – March 31, 2022	7,436,747	2.21

During the three month period ended March 31, 2022, the Company:

i)	On February 28, 2022, Company completed a public offering and issued 4,375,000 units at a price of $1.60 per unit per unit for total proceeds of $7,000,000. Each unit consisted of one common share and one warrant, to purchase one common share at $1.92 per share until February 28, 2027.

ii)	On March 24, 2022, the underwriter exercised its overallotment option, and the Company issued 590,625 units at a price of $1.48 per unit for total proceeds of $874,125. Each unit consisted of one common share and one warrant, to purchase one common share at $1.92 per share until February 28, 2027.

During the year ended December 31, 2021, the Company:

iii)	On January 21, 2021, Company completed a public offering and issued 1,472,000 units at a price of $7.50 per unit per unit for total proceeds of $11,040,000. Each unit consisted of one common share, one Unit A warrant and one Unit B warrant, each to purchase one common share for a total of 2,944,000 warrants issued at $7.50 per share until January 21, 2023.

iv)	On January 21, 2021, the Company entered into a debt exchange agreement and exchanged 215,341 shares of common stock for the reduction of $1,615,058 of debt and accrued interest. As part of the agreement the Company also issued 215,341 Unit A warrants and 215,341 Unit B warrants issued at $7.50 per share until January 21, 2023.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

The Company used the following assumptions in calculating the fair value of the warrants for the period :

March 31, 2022
Risk-free interest rate	0.25%
Expected life of warrants	0.7 – 1.76 years
Expected dividend yield	Nil
Volatility	75%
Weighted average fair value per warrant	$3.38

At March 31, 2022, the Company had share purchase warrants outstanding as follows:

Expiry Date	Warrants Outstanding	Exercise Price	Weighted Average Remaining Life
		($)	(years)
July 17, 2022	172,531	4.71	0.30
November 17, 2022	611,250	4.89	0.53
January 20, 2026	1,687,341	7.50	3.81
February 28, 2027	4,965,625	1.92	4.91
	7,436,747	2.21	0.91

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

14.	RELATED PARTY TRANSACTIONS

The following summarizes the Company’s related party transactions, not disclosed elsewhere in these condensed interim consolidated financial statements, during the three months ended March 31, 2022 and 2021. Key management personnel includes the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and certain directors and officers and companies controlled or significantly influenced by them.

Key Management Personnel

	2022	2021
	($)	($)
Short-term employee benefits paid or accrued to the CEO of the Company, including share-based compensation vested for incentive stock options and performance warrants.	88,583	61,454
Short-term employee benefits paid or accrued to the CFO of the Company, including share-based compensation vested for incentive stock options and performance warrants.	91,340	67,932
Short-term employee benefits paid or accrued to a member of the advisory board of the Company, including share-based compensation vested for incentive stock options and performance warrants.	56,880	52,774
Short-term employee benefits paid or accrued to the Chief Technology Officer of the Company, including share-based compensation vested for incentive stock options and performance warrants.	77,048	74,573
Short-term employee benefits paid or accrued to a Director of the Company, including share-based compensation vested for incentive stock options and performance warrants.	73,418	-
Short-term employee benefits paid or accrued to the Chief People Officer of the Company, including share-based compensation vested for incentive stock options and performance warrants.	50,838	-
Short-term employee benefits paid or accrued to the Chief Innovation Officer of the Company, including share-based compensation vested for incentive stock options and performance warrants.	43,750	-
Short-term employee benefits paid or accrued to other directors and officers of tghe Company, including share-based compensation vested for incentive stock options and performance warrants.	178,387	84,169

Total	660,242	340,901

Other Related Party Payments

Office sharing and occupancy costs of $16,585 (December 31, 2021 - $67,012) were paid or accrued to a corporation that shares management in common with the Company.

Amounts Outstanding

a)	At March 31, 2022, a total of $116,804 (December 31, 2021 - $302,883) was included in accounts payable and accrued liabilities owing to officers, directors, or companies controlled by them. These amounts are unsecured and non-interest bearing (Note 11).

b)	At March 31, 2022, a total of $2,790,987 (December 31, 2021 - $2,786,183) of long term notes was payable to a director of the Company (Note 12).

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial risk management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, receivables, restricted deposit, accounts payable and accrued liabilities and notes payable.

The fair value of cash, receivables, accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments. The fair value of notes payable approximates its book value as it was discounted using a market rate of interest.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its payment obligations. The Company has no material counterparties to its financial instruments with the exception of the financial institutions which hold its cash. The Company manages its credit risk by ensuring that its cash is placed with a major financial institution with strong investment grade ratings by a primary ratings agency. The Company’s receivables consist of goods and services tax due from the government.

Financial instrument risk exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Liquidity risk

The Company’s cash is invested in business accounts which are available on demand. The Company has raised additional capital during the three months ended March 31, 2022.

Interest rate risk

The Company’s bank account earns interest income at variable rates and the notes payable bear interest at the prime lending rate. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. A 1% change in interest rates would have no significant impact on profit or loss for the three month period ended March 31, 2022.

Foreign exchange risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate because of changes in foreign exchange rates. The Company operates in Canada and the United States.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company was exposed to the following foreign currency risk as at March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
	($)	($)
Cash	113,645	162,135
Accounts payable and accrued liabilities	(190,159)	(142,726)
	(76,514)	19,409

As at March 31, 2022, with other variables unchanged, , a +/- 10% change in the United States dollar to Canadian dollar exchange rate would impact the Company’s net loss by $7,600 (December 31, 2021 - $1,900).

16.	Management of Capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company. Capital consists of items within equity (deficiency). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company is not subject to any externally imposed capital requirements.

The Company remains dependent on external financing to fund its activities. In order to sustain its operations, the Company will spend its existing cash on hand and raise additional amounts as needed until the business generates sufficient revenues to be self-sustaining. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to maximize ongoing corporate development efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury invested in certificates of deposit with major financial institutions.

There have been no changes to the Company’s approach to capital management during the three month period ended March 31, 2022.

17.	GEOGRAPHICAL SEGMENTED INFORMATION

The Company is engaged in three business activities, the live events business, which includes partnering with multiple professional sports franchises to drive in-stadium audience engagement; a software licensing business creating a recurring revenue stream; and the development of a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players. No revenue was earned from the same customer for the three months ended March 31, 2022 and three months ended March 31, 2021.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

17.	GEOGRAPHICAL SEGMENTED INFORMATION (continued)

Details of identifiable assets by geographic segments are as follows:

	Restricted deposits	Deposits	Goodwill	Property and equipment	Intangible assets

March 31, 2022
Canada	$9,220	$-	$-	$-	$-
USA	-	100,000	6,580,660	290,925	9,312,080

	$9,220	$100,000	$6,580,660	$290,925	$9,312,080

March 31, 2021
Canada	$9,081	$-	$-	$19,921	$-
USA	-	100,000	-	408,180	1,748,460

	$9,081	$100,000	$-	$428,101	$1,748,460

18.	SUPPLEMENTAL CASH FLOW INFORMATION

	March 31, 2022	March 31, 2021
	($)	($)
Non-cash investing and financing activities:
Shares issued to acquire Holdco shares	171,608	-
Common shares issued to settle debt	-	1,615,058
Interest paid during the period	-	-
Income taxes paid during the period	-	-

19.	LEASE OBLIGATIONS AND COMMITMENTS

Lease Liabilities

$
Lease liabilities recognized as of January 1, 2021	641,251
Lease payments made	(251,383)
Interest expense on lease liabilities	39,836
Foreign exchange adjustment	(61,820)
Lease liabilities recognized as of January 1, 2022	367,884
Lease payments made	(63,562)
Interest expense on lease liabilities	6,982
311,304
Less: current portion	(246,383)
At March 31, 2022	64,921

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022 (Expressed in United States dollars)

19.	LEASE OBLIGATIONS AND COMMITMENTS (continued)

On August 1, 2015, the Company entered into a cost sharing arrangement agreement for the provision of office space and various administrative services. In May of 2018, the Company extended the cost sharing arrangement to July of 2022 at a monthly fee of CAD $7,000 plus GST per month.

On September 6, 2017, the Company entered into a rental agreement for office space in Los Angeles, California. Under the terms of the agreement the Company will pay $17,324 per month commencing on October 1, 2017 until June 30, 2023.

Year	Amount
($)
2022 (remaining)	196,623
2023	131,576

20.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events after the balance sheet date of March 31, 2022 through May 16, 2022, the date the condensed interim consolidated financial statements were issued. Based upon its evaluation, management has determined that no subsequent events have occurred that would require recognition in the accompanying consolidated financial statements or disclosure in the notes thereto, except as follows:

i.	Subsequent to March 31, 2022, the Company extended CAD$655,000 in notes payable for a period of one year to mature between April 25, 2023 to June 25, 2023 to director Brian Tingle.